INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza

Greenwich, Connecticut 06830

Tel: (203) 618-5800

August 10, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin Woody and Jennifer Monick

Re:	Interactive Brokers Group, Inc.

Responses to the Securities and Exchange Commission’s Additional Comments dated July 27, 2009 to Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 and Definitive Proxy Statement Filed March 13, 2009

File No. 001-33440

Ladies and Gentlemen:

Interactive Brokers Group, Inc. (the “Company”) responds to the additional comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated July 27, 2009 from Mr. Kevin Woody to Mr. Paul J. Brody, Chief Financial Officer, Treasurer and Secretary of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and Definitive Proxy Statement filed with the Commission on March 13, 2009. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview of Recapitalization Transactions and Organizational Structure, page 31

1.

We note your response to comment 3 and your reference to the “Exchange Agreement.” Please tell us why you have not included this agreement as an exhibit to the Form 10-K. Refer to Item 601 of Regulation S-K. To the extent you include this agreement as an exhibit, please ensure that you have filed the final, executed agreement and included all exhibits to the agreement. In this regards, we note that the form of agreement filed on April 26, 2009 as Exhibit 10-6 to the Form S-1 does not include Exhibits A-C.

Response:

The Company notes the Staff’s comments and responds as follows.  A final, executed copy of the Exchange Agreement, dated as of May 3, 2007, by and among the Company, IBG Holdings LLC, IBG LLC and the Members of IBG LLC (the “Exchange Agreement”), was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the “March 31, 2007 Form 10-Q”), filed with the Commission on June 15, 2007 under File/Film Number 001-33440/071048386.  A final, executed copy of Exhibit A (the Tax Receivable Agreement, dated as of May 3, 2007, by and between the Company and IBG Holdings LLC (the “Tax Receivable Agreement”)) to the Exchange Agreement was filed as Exhibit 10.3 to the March 31, 2007 Form 10-Q.  Exhibits B (Form of Contribution Notice) and C (Form of Redemption Request) to the Exchange Agreement were not filed with the Exchange Agreement because they were deemed by the Company to be immaterial.

The failure to include references to the Exchange Agreement and the Tax Receivable Agreement in the exhibit index for the 2008 Form 10-K was an oversight. The Company will include references to such agreements in the exhibit index to its future Annual Reports on Form 10-K.

Financial Statements

Notes to Consolidated Financial Statements

4. Stockholders’ Equity

Earnings per Share

Diluted earnings per share, page 72

2.

We have reviewed your response to comments number 8 and 9. It appears that you have presented a non-GAAP financial measure in the notes to your financial statements as the net income available for common stockholders includes the net income of IBG LLC that is not attributable to IBG, Inc. and the weighted average shares of common stock outstanding assumes the issuance of shares in exchange for the remaining interest in IBG LLC, which does not appear to meet the definition of potential common shares under SFAS 128. As such, please tell us how you have complied with Item 10(e)(1)(ii)(C) of Regulation S-K. Additionally, please revise your financial statements to include the calculation of diluted earnings per share computed in accordance with SFAS 128, including reconciliation of the numerator to net income available to common stockholders.

Response:

The Company acknowledges the Staff’s position and will revise its calculation of diluted earnings per share (“EPS”) to reflect the Staff’s comments in all future filings with the Commission.

Under the revised calculation, the components of diluted EPS will be changed a) to exclude shares of Class A common stock, $0.01 par value per share, of the Company issuable under the Exchange Agreement from the denominator, and b) to also exclude the proportionate amount of net income attributable to such shares from the numerator. The resulting diluted EPS remain unchanged from the diluted EPS reported in the 2008 Form 10-K. Accordingly, the Company believes that this change is not significant enough to revise the financial statements contained in the Company’s previous filings with the Commission.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•

the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5800.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary